Exhibit 99.1

JA Solar’s Board of Directors Establishes Special Committee to Evaluate “Going Private” Proposal

Shanghai, China, June 15, 2015 - JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced that its Board of Directors has established a special committee solely consisting of independent and disinterested directors (the “Special Committee”) to consider the non-binding proposal letter, dated June 5, 2015, from a buyer group (the “Buyer Group”) comprised of Mr. Baofang Jin, Chairman and Chief Executive Officer of the Company, and Jinglong Group Co., Ltd., a British Virgin Islands company of which Mr. Baofang Jin is the sole director, to acquire all of the outstanding shares of the Company not currently owned by the Buyer Group members in a going private transaction.

The Special Committee is composed of the following independent and disinterested directors of the Company: Mr. Shaohua Jia and Mr. Yuwen Zhao. Mr. Shaohua Jia will be the Chairperson of the Special Committee. The Special Committee intends to engage a legal counsel and an independent financial advisor for assistance in its work.

The Board of Directors cautions the Company’s shareholders that no decisions have been made by the Special Committee with respect to the Company’s response to the proposal and there can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 3.1 GW of solar power products in 2014. JA Solar is headquartered in Shanghai, China, and maintains production facilities in Shanghai, as well as Hebei, Jiangsu and Anhui provinces.

For more information, please visit www.jasolar.com.

Contact:

ICR, LLC

Victor Kuo

Phone: +86 (10) 6583 7526

Email: victor.kuo@icrinc.com